Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Modified S&P DTI-TR Linked Notes

Due March 16, 2009
Final Term Sheet

Aggregate Principal Amount:	$20,000,000

Trade Date:	February 29, 2008

Original Issue Date:	March 7, 2008

Maturity Date:

March 16, 2009 (the “Stated Maturity Date”), unless such day is not a Business Day in which case the Stated Maturity Date will be the next following Business Day. If the fifth Business Day before the Stated Maturity Date is not the Determination Date, then the Maturity Date will be the fifth Business Day after the Determination Date.

Determination Date:

March 9, 2009, provided however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination Date shall be the next Trading Day on which no market disruption occurs or is continuing; provided, however, that in any event the Determination Date will be no later than March 16, 2009 (or, if such day is not a Business Day, the Business Day immediately following March 16, 2009).

Spread:	Minus 0.27% per annum.

Interest Payment and Interest Reset Dates:	June 9, September 8 and December 8, 2008

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial Index Level:	1565.258

Trigger Level:	1330.469

CUSIP:	00254EEG3

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.